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                            December 20, 2023

       Jian Zhang
       Chief Executive Officer
       Distoken Acquisition Corp
       Unit 1006, Block C, Jinshangjun Park
       No. 2 Xiaoba Road, Panlong District
       Kunming, Yunnan, China

                                                        Re: Distoken
Acquisition Corp
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-41622

       Dear Jian Zhang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Notes to Financial Statements
       Note 7 - Shareholders' Equity
       Warrants, page F-15

   1. We note you have classified the private warrants as equity. Please provide us with your analysis under ASC
815-40 to support your accounting treatment for these warrants. As part of your analysis,
please address whether there are any terms or provisions in the warrant agreement that
provide for potential changes to the settlement amounts that are dependent upon the
characteristics of the holder of the warrant, and if so, how you analyzed those
provisions in accordance with the guidance in ASC 815-40. Your response should address, but not
be limited to, your disclosure that "the Private Warrants will be exercisable on a
cashless basis and be non-redeemable so long as they are held by the initial purchasers or
their permitted transferees. If the Private Warrants are held by someone other than the
initial purchasers or their permitted transferees, the Private
                                                        Warrants will be
redeemable by the Company and exercisable by such holders on the
 Jian Zhang
Distoken Acquisition Corp
December 20, 2023
Page 2
         same basis as the Public Warrants."
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 with any questions.



FirstName LastNameJian Zhang                              Sincerely,
Comapany NameDistoken Acquisition Corp
                                                          Division of
Corporation Finance
December 20, 2023 Page 2                                  Office of Real Estate
& Construction
FirstName LastName